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Texada Capital Corporation
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                                           1035 General Lafayette Blvd., Suite A
                                                     West Chester, PA 19382-8084
                                                       Telephone: (610) 793-4670
                                                       Facsimile: (610) 793-4671



August 31, 1999


Special Finance Committee of the Board of Directors
College Television Network, Inc.
5784 Lake Forest Drive, Suite 275
Atlanta, GA 30328


Dear Members of the Special Finance Committee of the Board of Directors:

     You have requested the opinion of Texada Capital Corporation ("TCC") as to the fairness, from a financial point of view, as of the date hereof, to the shareholders of College Television Network, Inc. (the "Company" or "CTN"), excluding U-C Holdings, L. L. C., of certain consideration to be received by the Company pursuant to the terms of the Purchase Agreement by and between CTN and U-C Holdings, L. L. C. (" Holdings"), dated as of August 31, 1999 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, as of August 31, 1999, the Company will issue and sell 1,000,000 shares of $.001 par value convertible preferred stock (the "Series A Preferred") to Holdings for an aggregate purchase price of $15,000,000 (the "Initial Issuance"). Also, as of August 31, 1999, the Company will enter into (i) a Plan of Reclassification (the "Reclassification Plan") pursuant to which 309, 998 shares of convertible preferred stock (the "Original Convertible Preferred") issued to Holdings pursuant to that certain Purchase Agreement between CTN and Holdings, dated as of July 23, 1999 ( the "Original Purchase Agreement"), will be reclassified as Series A Preferred, subject to the effectiveness of a Schedule 14(c) information statement filing under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) a Cancellation Agreement, dated as of August 31, 1999, between the Company and Holdings pursuant to which the Class D Warrant issued to Holdings in connection with the Original Convertible Preferred will be canceled for no consideration (the "Cancellation Agreement"). Simultaneously with the closing of the Purchase Agreement, Armed Forces Communications, Inc. d/b/a Market Place Media ("Armed Forces") and Canadian Imperial Bank of Commerce ("CIBC") will enter into the Credit Agreement, dated as of August 31, 1999, pursuant to which CIBC will arrange for certain term loans and revolving credit facilities for Armed Forces, which, in the aggregate, total $17,000,000 (the "Credit Facility").
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Special Finance Committee
College Television Network, Inc.
August 31, 1999
Page 2

Pursuant to a Guaranty Agreement, dated as of August 31, 1999, by and among Willis Stein & Partners II, LP, Willis Stein & Partners Dutch, L.P. and their affiliates (collectively, "Willis Stein") and CIBC, Willis Stein will guarantee up to $6,000,000 of the obligations of Armed Forces under the Credit Facility. (Willis Stein & Partners L. L. C. is the General Partner of Willis Stein & Partners LP, the managing member of Holdings.) Together, proceeds from the Initial Issuance of the Series A Preferred and $15,000,000 of the proceeds from the Credit Facility, will be used by the Company to purchase the stock of Armed Forces pursuant to the Stock Purchase Agreement, dated July 16, 1999, by and among CTN, Armed Forces and Colleen Gordon and Kevin West (the "Armed Forces Acquisition Agreement"). At the conclusion of the acquisition, Armed Forces will be a subsidiary of the Company. The above series of transactions is collectively referred to as the "Armed Forces Acquisition".

     Texada Capital Corporation, as a customary part of its investment banking business, is engaged regularly in the valuation of companies, assets and securities in connection with mergers, acquisitions, private placements, ESOPs and estate planning on behalf of shareholders, corporations and estates.

     In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of the Company, including its working capital position, current financing options and cost of capital; (ii) reviewed certain current, publicly available financial and other information concerning the Company; (iii) reviewed the stock market performance and trading activity of the Company's stock; (iv) studied and analyzed the consolidated financial and operating data of the Company; (v) considered the terms and conditions of the Purchase Agreement and the terms of the Series A Preferred; (vi) communicated with members of the Special Finance Committee of the Board of Directors and certain members of the Company's senior management to discuss the Company's operations, historical financial statements, future prospects and alternative sources of capital; (vii) compared certain financial and stock market information for the Company with similar information for certain other comparable companies whose securities are publicly traded; (viii) compared the financial terms, to the extent publicly available, of acquisitions of certain companies to the valuation currently attributed to the Company in the marketplace; (ix) compared the characteristics of certain publicly traded convertible preferred stocks with the Series A Preferred; and (x) conducted such other financial analyses and investigations as we deemed appropriate.

     Our financial analysis was based upon, but not limited to, a review of the following documents and information examined during the course of our analysis:
(i) the Purchase Agreement, the Cancellation Agreement and the Reclassification Plan; (ii) the Series A Convertible Preferred Stock Terms; (iii) other Company SEC filings, including 10-KSBs, 10-QSBs, the 8-K dated August 3, 1999; (iv) the Company's financial statements for the period ended June 30, 1999; (v) the Company's projections, assuming the Armed Forces Acquisition takes place as of August 31, 1999, for 1999 and 2000; (vi) a pro forma balance sheet reflecting the Armed Forces Acquisition as of June 30, 1999; (vii) a Confidential Information
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Special Finance Committee
College Television Network, Inc.
August 31, 1999
Page 3

Memorandum on Armed Forces d/b/a Market Place Media, dated March 29, 1999;
(viii) the Credit Facility; (ix) the Guaranty; (x) the Armed Forces Acquisition Agreement; (x) the trading activity of the Company's stock; (xi) the Credit Agreement between the Company and LaSalle Bank National Association, dated July 26, 1999 (the "LaSalle Agreement"); and (xii) the letter, dated March 1, 1999, from Willis Stein & Partners, L. L. C. to PricewaterhouseCoopers, the Company's auditors (the "Willis Stein Letter").

     Our opinion is given in reliance upon information and representations made or given by the Company and its officers, directors, auditors, counsel and other agents, and on filings and other information provided by the Company including financial statements, financial projections, and stock price data, as well as certain industry and other information from recognized independent sources. With respect to the financial forecasts and projections made available to us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the preparers of such documents. We express no opinion as to the reasonableness of such forecasts or projections or the assumptions upon which they are based. We have not independently verified any information, whether publicly available or furnished to us, concerning the Company nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the Armed Forces Acquisition and the documents related thereto are, in all respects, lawful under applicable law.

     Of special relevance to our opinion is (i) the statement in Section 5.17 of the Purchase Agreement which acknowledges that the Company has operated at a loss and has had negative cash flow since October 31, 1998; (ii) the Willis Stein Letter which agrees to infuse working capital into the Company to fund cash flow deficits, if any, during 1999; (iii) the 1999 actual and projected results for the Company by month which continue to show the need for infusions of working capital, (iv) Section 11.2 of the LaSalle Agreement that requires a cash equity infusion from Holdings of not less than $3,800,000, and a total cash equity infusion of $5,000,000 from Holdings and the holders of certain warrants, as a condition precedent to the making of working capital loans to the Company under the LaSalle Agreement; (v) the 1999 projected results for the Company, post the Armed Forces Acquisition, which show a draw down of substantially all of the working capital line available to the Company pursuant to the LaSalle Agreement; (vi) the provisions of the LaSalle Agreement which give LaSalle a security interest in substantially all of the assets of the Company; (vii) the provisions of the Guaranty which make it possible for Armed Forces to obtain credit under the Credit Facility of the magnitude provided for therein; (viii) provisions of the Credit Facility which give the lenders thereunder a security interest in substantially all of the assets of Armed Forces; (ix) the intended use of proceeds of the term loans under the Credit Facility and the Initial Issuance of the Series A Preferred which provide no working capital to the Company and are used to effect the Armed Forces Acquisition; (x) the year 2000 projected results for the Company which continue to show a need for substantial working capital infusions, based on certain aggressive growth assumptions; (xi) the provisions
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Special Finance Committee
College Television Network, Inc.
August 31, 1999
Page 4

of the Purchase Agreement which give the Company the option, under certain circumstances, to have Holdings purchase additional shares of Series A Preferred; and (xii) the Reclassification Plan which provides no additional funds to the Company.

     With regard to financial and other information relating to the general prospects of the Company, we have assumed that such information has been reasonably prepared on a basis that reflects the best currently available estimates and judgments of the management of the Company with respect to its most likely future performance.

     Our opinion is necessarily based upon economic, financial, and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that although subsequent events may affect this opinion, we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion on (i) the Company's solvency, (ii) the Company's ability to continue as a going concern, (iii) the Company's prospects for future financings, cost reductions or other possible transactions, (iv) the merits of the Armed Forces Acquisition, or (iv) provisions of the bankruptcy laws in the event of the insolvency of any of the Company or Armed Forces. We are expressing no opinion on the Company's ability to achieve breakeven or better in its operations, nor are we expressing an opinion as to the prices at which the common shares of the Company will actually trade at any time. Finally, we are expressing no opinion with respect to the issuance of any additional Series A Preferred pursuant to Article III of the Purchase Agreement, other than issuance upon payment under the Guaranty by Willis Stein.

     Our opinion does not constitute a recommendation to the Board of Directors of the Company and does not constitute a recommendation to any stockholder as to how such stockholder should vote, to the extent that any vote is required, on the issuance of the Series A Preferred, the reclassification of the Original Convertible Preferred as Series A Preferred, or other aspects of the Armed Forces Acquisition.

     This letter is for the information of the Special Finance Committee of the Company's Board of Directors only in their evaluation of (i) the Initial Issuance of 1,000,000 shares of Series A Preferred, as of August 31, 1999, (ii)
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the Reclassification Plan, and (iii) the issuance of additional Series A
Preferred upon payment under the Guaranty by Willis Stein, and may not be relied upon by any other person. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent; provided, however, that this opinion may be included in its entirety in an 8-K filing with the SEC made by the Company with respect to the Armed Forces Acquisition.

     Based on the foregoing and such other factors as we deem relevant, it is our opinion that, as of the date hereof, each of (i) the consideration to be received by the Company for the Initial Issuance of the Series A Preferred, issued on August 31, 1999, (ii) the Reclassification Plan,
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Special Finance Committee
College Television Network, Inc.
August 31, 1999
Page 5

dated as of August 31, 1999, and (iii) the consideration to be received by the Company upon the issuance of additional Series A Preferred upon payment under the Guaranty by Willis Stein, as set forth in Section 3.3(b) of the Purchase Agreement, dated as of August 31, 1999, is fair, from a financial point of view, to the stockholders of the Company, excluding Holdings.

                                             Sincerely,



                                             /s/ Texada Capital Corporation
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                                             Texada Capital Corporation